Management Discussion & Analysis
for the Year Ended June 30, 2006	September 30, 2006

Management’s Discussion and Anaylsis (MD&A) is intended to help the reader understand the White Knight Resources Ltd. (the “Company” or “White Knight”) financial statements. The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the years ended June 30, 2006 and 2005. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure the information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company’s website at www.whiteknightres.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company may seek a third party to further explore the project or develop it on its own behalf. The Company’s operations have been based in Nevada since 1993.

White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. Industry experience has repeatedly shown that new large and profitable gold deposits are most likely to be discovered in areas where large gold deposits are known to exist. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

On May 2, 2006, the Company was presented with a takeover proposal by U.S. Gold Corporation whereby the shareholders of White Knight would receive 0.35 shares of U.S. Gold Corporation for each outstanding share of White Knight with closing to take place by June 28, 2006. U.S. Gold Corporation was unable to receive appropriate clearances from the SEC on a timely basis, and the takeover proposal was withdrawn. Management is currently in communication with U.S. Gold Corporation and is anticipating that a new bid will be proposed in the near future.

The Company has been continuing to follow its own exploration plan whereby targets are being generated on a number of its 100% owned properties. During the 2006 exploration season, significant drill production difficulties have been encountered by the Company. Drill availability is at an all time low and in an effort to alleviate this obstacle, the Company is in the process of building its own drill rig. It is anticipated that this rig will be available for use in December 2006.

A major transaction occurred in the Cortez Trend this year when Barrick Gold Corporation made a successful takeover bid for Placer Dome Inc. Many analysts believe the Cortez Trend assets of Placer Dome were the main target of Barrick. This transaction supports the long held belief that the Company’s land package in the Cortez Trend is extremely desirable.

It is management’s belief that a well financed, land rich company in north central Nevada will be ultimately successful in the development of a major producing gold company. The Company has a strong financial position, a substantial land holding in the Cortez Trend and an experienced exploration team. Management believes we have the right combination for success in Nevada.

The Company currently owns eighteen properties (over 70,000 acres), sixteen of which are located within the Cortez Trend. These properties are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,616	2.53
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		2,178	3.40
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		1,191	1.86
Gold Bar Horst	Eureka County	Cortez	100%		3,652	5.71
Gold Pick	Eureka County	Cortez	100%		601	0.94
Hunter	Eureka County	Cortez	100%		1,116	1.74
Ian	Eureka County	Cortez	100%		1,101	1.72
Knolls	Humboldt County	Cortez	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,175	8.09
New Pass	Churchill County	Austin-Lovelock	100%	50%	2,232	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Patty	Eureka County	Cortez	30%		10,008	15.64
Slaven Canyon	Lander County	Cortez	100%		6,599	10.31
South Cabin Creek	Eureka County	Cortez	100%		1,735	2.71
Squaw Creek	Elko County	Carlin	100%	50%	3,040	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,826	5.98
Miscellaneous	Eureka County	Cortez	100%		1,756	2.74
Total					71,934	112.41

MINERAL PROJECT REVIEW

This review of selected properties has been prepared by John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Celt Property

During the 2005 field season, Teck Cominco American Incorporated (“Teck Cominco”) executed gravity and Induced Polarization surveys that defined a 7 kilometre long zone interpreted as the faulted western edge of a Lower-plate horst block. Outcrops of dolomitized limestone along the zone are confirmation of shallowly buried Lower-plate lithologies. Teck Cominco collected twenty-six rock chip samples of which ranged from no gold detected to 6.17 grams/tonne gold. The five highest values returned 6.17 grams/tonne, 5.02 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne and 0.26 grams/tonne. Teck Cominco’s follow-up 2005 RC drilling program tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of Upper-plate siliclastics in 5 of 8 drill holes. Significant path finder elements, as well as anomalous gold, were encountered. After careful examination of the results, it is now believed that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountain rangefront, may be a part of a gold system focused to the west. Teck Cominco is planning to commence a 10,000 ft, 10+ hole campaign to test this model in October 2006.

The Celt property comprises 608 unpatented claims (12,569 acres) located along the western edge of the Roberts Mountains, immediately northeast of the Gold Bar Mine in Eureka County, Nevada. In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco whereby it was granted the option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

Cottonwood Property

The Cottonwood property consists of 2,178 acres situated within the Roberts Mountains District, 5 miles northeast of the former producing Gold Bar Mine and contiguous with the former producing Gold Canyon Mine which lies 1,500 feet east of the property boundary. The Cottonwood property covers a major north-northwest trending window-bounding fault where it is linked to a broad west-northwest trending anticline which has numerous gold occurences located in its hinge zone in Lower-plate lithologies. Additionally, extensive gold mineralized jasperoid is developed along the window bounding (Wall) fault. The Cottonwood property contains the Pot Canyon deposit, the French Trail and South French Trail mineralized zones, and the Wall prospect. In 2005, five shallow holes were completed on the project at the southern end of the target area where a hole drilled by Barrick Gold in the late 1990’s was reported to have significant gold in favourable host rocks. Follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area. The planned 2006 drill campaign will focus along the Wall fault north of the 2005 drilling, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion, and at the Gold Ledge prospect along the faulted gold-mineralized anticline east of the Wall fault. This program is slated to begin October 2006.

Fye Canyon Property

During the 2005 field season, Teck Cominco drilled four RC holes to test certain structural and lithological targets generated by the geophysical program. Elevated gold geochemistry (>20 ppb, up to 56 ppb) was encountered in hole F04-04. The Fye Canyon property is comprised of 345 unpatented lode claims (6,320 acres) situated 11 miles south-southeast of the recently discovered Cortez Hills gold deposit. The core of the property is held under the terms of a lease agreement with a private individual. In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco whereby it was granted the option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

Gold Bar Horst Property

The Company’s 100% owned Gold Bar Horst property comprises 3,652 acres in two blocks contiguous with the residual property package covering the former producing Gold Bar Mine now owned by American Bonanza Gold Corp. The claims are located on the southwest flank of the Roberts Mountains, 30 miles northwest of Eureka, Nevada. White Knight’s land is staked over the north and south projections of a Lower-plate carbonate window which hosts Atlas Precious Metals’ past producing Gold Bar deposit (4.36 million tons grading 0.086 opt gold). A thick section of jasperoid with up to 150ppb gold was intersected in a previous drill program 2,000 feet northeast of the Millsite Deposit (1.6 million tons at 0.091 opt gold) on the Gold Bar Horst claims. The Company initiated a nine hole RC drill program on the southern portion of the property in June 2006. The objective of the program was to determine the areal extent of Lower-plate lithologies, explorable within reasonable target depths. In addition, structural edges of the horsted domain were targeted in attempts to extend the Gold Bar “proper” mineralized system.

Gold Pick Property

The Company’s 100% owned Gold Pick property is located in the Gold Bar Mine District, 30 miles northwest of Eureka. The property comprises 601 acres which cover two drill defined gold deposits; Gold Pick and Gold Ridge North. The Gold Pick claims are centered on the former Gold Pick open-pit mine from which Atlas Precious Metals produced 48,000 ounces of gold between 1991 and 1994. In April 2006, the Company filed an independent indicated resource estimate on the Gold Pick property. The review, conducted by Mine Development Associates (“MDA”) of Reno, Nevada, verified an Indicated Resource of 320,900 oz gold (7,874,000 tons grading 0.041 oz/ton gold) in the Gold Pick and Gold Ridge North deposits. A total of 18 reverse-circulation holes (11,700 ft) were drilled at the Gold Pick project in August and

September of 2005. The results of the exploration campaign demonstrated grade continuity in extensions of both the southwest feeder structure (30 ft @ 0.062 opt Au, 25 ft @ 0.083 opt Au) and the northwest feeder structure (25 ft @ 0.143 opt Au with 10 ft @ 0.226 opt Au), indicating the potential to significantly increase the dimensions of the gold deposit. In addition, the successful extension of the feeder zones away from the pit area into un-drilled terrain opens up the potential for discovery of a new gold deposit. Geologic mapping in the Roberts Mountains District in 2005 led to a recognition of local karsting within the lower-plate host rocks in the area. The karsting presents strong exploration targets as a number of Carlin type deposits in the Carlin trend are related to solution collapse (karst) features. Further work will be required to establish the geologic timing of this karsting and its relevance to gold deposition. The drill program at Gold Pick was encouraging and a follow-up program is planned for late 2006.

Patty Property (formerly Indian Ranch)

The Patty property (Indian Ranch) is located 15 miles southeast of the Cortez Window where 9 million ounces of gold have been found at Cortez Hills-Pediment by Placer Dome/Rio Tinto. The property comprises a single block of 545 unpatented claims located directly on the Cortez Trend. Ownership of the property is 30% White Knight, 10% Chapleau Resources Ltd. and 60% Placer Dome U.S. Inc. (“Placer”). The geologic setting of the Patty project has many similarities to a number of large sedimentary hosted gold deposits in north central Nevada. In 2005, Placer undertook a 5,000 ft drill program to meet minimum work requirements as per the underlying joint venture agreement. Extremely significant drill results were encountered in drill hole PIR 05-10, where an interval of 30ft @ 0.046 opt Au within a thick low grade gold envelope (335 ft @ 0.009 opt Au), was intersected within the upper portion of the Roberts Mountains Formation. This intersection represents the southern most occurrence of gold mineralization hosted within the Roberts Mountain Formation on the Cortez Trend. A follow up drill program began in September 2006.

McClusky Pass Property

The McClusky Pass property totals 243 unpatented claims within the southern Cortez Trend and centered eight miles northwest of the former producing Gold Bar Mine. The claims were staked to cover the projected intersection of the north-northwest trending Cortez Fault Corridor and a northeast trending structural zone. Geophysical surveys executed by the Company imply the existence of two horst blocks linked to northeast cross structures. The Company commenced a drill program in September, 2005. One diamond drill hole was completed to a depth of 1191 ft on the northern portion of the project with only anomalous gold encountered. A reverse-circulation hole was attempted, but was lost at 775 ft, about 200 ft short of the target. The holes were drilled approximately 1000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most reverse-circulation drill hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the Upper-plate. The depth to Lower-plate on the project is not known at this time. Additional work will be performed on the project in 2006 to generate new drill targets.

New Pass Property

The Company’s 100% owned New Pass property is located 27 miles west of Austin, Nevada. Unpatented lode claims totaling 2,231 acres form the current land package. Gold mineralization on the property is hosted in silty and carbonaceous limestones of the Augusta Mountain Formation. Previous work by former operator, Westmont Gold Inc., included substantial drilling indicating a large footprint of gold mineralization. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur exploration expenditures, issue shares and make option payments over a 4-year period. During 2005, Bonaventure completed 28 drill holes totaling 9140 ft of drilling. The results from this campaign, which include 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au and 30 ft @ 0.095 opt Au, confirm the exploration potential for the project. Management is very pleased with both the grade and continuity of gold mineralization. The 2006 drill effort will involve further step out as well as infill drilling of the 2005 program, and is currently underway.

Note: In 1989, Westmont Gold estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Slaven Canyon Property

The Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. During 2005 this project was drilled with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. Drill hole SL21, drilled to a final depth of 2583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However, the hole, which included some limestone interbeds similar to the limestone drilled in Hole 21, remained in upper-plate rocks to the total depth drilled. The shallow drilling at Slaven (less than 1000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut). It is the Company’s intention to further explore the property when a drill rig becomes available.

Squaw Creek Property

The Company’s 100% owned Squaw Creek property is located 42 miles north due north of Battle Mountain, Nevada on the northern end of the Carlin Trend. In September 2004, the Company granted Consolidated Odyssesy Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur exploration expenditures, issue shares and make payments over a 4-year period.

Strongly anomalous gold mineralization occurs within silicified and brecciated zones often more than 100 feet thick in Upper-plate lithologies and overlying Miocene age volcanics. Carlin-style mineralization is also hosted with silty dolomitic sediments which may be part of the Rodeo Creek Formation. Significant drill intercepts from previous drill results include:

Drill Hole	Length (feet)	Gold (oz/ton)
SC 99-7	5	0.120
SC 99-10	135	0.024
SC 99-11	90	0.021

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys. A follow-up drill program has just commenced.

OPERATIONS AND FINANCIAL CONDITION

Selected Annual Information

The following is a summary of certain selected financial information that is qualified by the more detailed information appearing in the financial statements of the Company. The Company's fiscal period ends on June 30 of each year. The Company’s consolidated financial statements are stated in CAD$ and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), the application of which, in the case of the Company, conforms in all material respects for the years presented with United States generally accepted accounting principles (“US GAAP”), except as disclosed in the Notes to the consolidated financial statements.

The following is a summary of certain selected audited consolidated financial information for the Company's for each of the last three most recently completed fiscal years:

Audited
(Fiscal Year ended June 30)
All in $1,000's except
Loss per Share and # of Shares	2006	2005	2004

Working capital	$13,239	$11,216	$9,805
Expl. & dev. expenses	144	195	242
Gen. & admin. expenses	3,163	868	1,422
Net loss	3,307	1,063	1,664
Loss per share	0.06	0.02	0.04
Loss per share (fully diluted)	0.06	0.02	0.04
Total assets	21,502	15,697	12,720
Deferred expl. & dev.	6,664	3,965	2,487
Other non-current assets	1,166	336	298
Total long-term liabilities	166
Share capital:(1)(2)	33,631	26,845	22,905
Number of Shares:(1)(2)	59,384,972	54,089,386	50,029,386
Retained deficit	15,881	12,574	11,510

(1)	The Company has only one kind and class of shares issued and outstanding, being common shares.
(2)	No dividends were paid during the years reported above.

Results of Operations

Fiscal Years ended June 30 2006 and June 30 2005

In 2006, a loss of $3,307,465 or $0.06 per share resulted from short-term investment interest of $442,036, a loss on foreign exchange of $11,574, a partial recovery of $2,749 of the unrealized loss on temporary investments reported in 2004, a stock based compensation charge of $2,275,298 and costs of $1,297,668 before write-offs.

A loss of $1,063,474 or $0.02 per share in 2005 was the result of interest on short-term investments of $261,600, a loss on foreign exchange of $60,377, a partial recovery of $31,404 of the unrealized loss on temporary investments reported in 2004, a loss on disposal of equipment of $757, a stock based compensation charge of $148,543 and costs of $952,203 before write-offs.

During the 2006 fiscal year, $143,783 of preliminary exploration costs were written-off compared to $194,598 in 2005. The increase in administrative costs from $952,203 at June 30, 2005 to $1,297,668 at June 30, 2006 was a result of an increase in audit fees, investor relations and shareholder information costs, transfer agent & listing fees, and travel expenses, reflecting the costs associated with the Company’s higher profile in active exploration areas in Nevada.

Summary of Quarterly Results

The following is a summary of certain selected unaudited financial information for the most recent eight fiscal quarters comprising the Company’s preceding two fiscal years:

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2006)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$16,253	$14,778	$14,183	$13,239
Loss	302	179	2,421	405
Loss per share	0.005	0.003	0.041	0.007
Loss per share (fully diluted)	0.005	0.003	0.041	0.007

Total assets	21,790	21,814	21,415	21,502
Total liabilities	309	444	147	599

Retained deficit	12,876	13,055	15,476	15,881

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2005)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$10,056	$11,867	$11,545	$11,216
Loss	204	345	284	230
Loss per share	0.004	0.007	0.005	0.004
Loss per share (fully diluted)	0.004	0.007	0.005	0.004

Total assets	13,878	15,974	15,716	15,697
Total liabilities	57	128	85	180

Retained deficit	11,715	12,059	12,344	12,574

Fourth Quarter ended June 30, 2006

The Company’s loss for the quarter ended June 30, 2006 totalled $405,414, a loss of $0.007 per share, as compared to a loss of $2,420,570 ($0.04 loss per share) for the quarter ended March 31, 2006 [loss for the quarters: December 31, 2005 - $179,424 ($0.003 loss per share); September 30, 2005 - $302,057 ($0.005 loss per share)]. Write-off of preliminary exploration costs of $38,248 (total write-off for the nine months ended March 31, 2006 was $105,535) coupled with a stock-based compensation charge of $34,234 ($2,241,064 of stock-based compensation costs for the nine months ended March 31, 2006) and general & administrative expenses of $332,932 contributed to the current quarter’s net loss.

General and administrative expenses totalled $332,932, excluding stock-based compensation expense of $34,234 (March 31, 2006 quarter - $196,042, excluding stock-based compensation expense of $2,179,053). Other expenses which affect the loss fluctuate from quarter to quarter and consist of unrealized recovery on temporary investments, interest income and gain or loss on foreign exchange, which do not occur on a regular basis.

The Company’s cash and temporary investments decreased by $707,274 during the quarter ended June 30, 2006, from $14,212,858 as at March 31, 2006 to $13,505,584 as at June 30, 2006. Cash resources used in operations totalled $55,112 and in investing activities, $657,662 ($257,485 cash used in acquisition of mineral property costs and deferred exploration costs) while $5,500 cash resources were provided by financing activities.

The Company’s activities continued to be focused on exploration in the Cortez Trend, Nevada.

Liquidity

The Company’s working capital as at June 30, 2006 was $13,238,927 as compared to $11,216,455 as at June 30, 2005. Cash and temporary investments increased by $2,327,682 from $11,177,902 as at June 30, 2005 to $13,505,584 as at June 30, 2006. Cash used by operating activities during the year ended June 30, 2006 was $605,920 (2005 - $954,361).

Cash provided by investing activities during the year ended June 30, 2006 was $5,375,913 in comparison to $3,927,793 in 2005. A total of $343,472 in mineral property interests and $2,499,264 in deferred exploration costs were expended and initially capitalized during the year ended June 30, 2006, all in Nevada. For the year ended June 30, 2005, the comparative amounts were $701,773 and $970,404 respectively. The Company also invested $696,458 in equipment during the year ended June 30, 2006 (2005 - $86,486). During 2006, the Company acquired temporary investments of $8,806,566 (2005 - $5,486,785).

Cash provided by financing activities during the year ended June 30, 2006 was $6,345,433 compared to $3,813,500 for the year ended June 30, 2005. During the year ended June 30, 2006, 315,000 stock options were exercised for cash proceeds of $169,700 and 4,940,586 warrants were exercised at a price of $1.25 for cash proceeds of $6,175,733.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value.

Capital Resources

The Company’s authorized capital consists of unlimited common shares without par value. At June 30, 2006 the Company had 59,384,972 issued and outstanding common shares (June 30, 2005 – 54,089,386). At September 30, 2006 the Company had 59,384,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

Contributed surplus, which relates to the fair value assigned to stock-based compensation ($2,275,298 expensed in 2006 compared to $148,543 in 2005) less the fair value of stock options exercised ($128,684 in 2006 and $50,626 in 2005) and warrants exercised ($239,567 in 2006 and $47,304 in 2005) totalled $3,135,572 at June 30, 2006 (June 30, 2005 - $1,246,525). The deficit was $15,881,401 as at June 30, 2006 (June 30, 2005 - $12,573,936).

As at June 30, 2006 the Company had 5,120,000 stock options outstanding at exercise prices ranging from $0.23 per share to $1.91 per share with expiry dates ranging from January 23, 2008 to January 10, 2011. Subsequent to June 30, 2006, there were no stock options granted, exercised or terminated. If exercised, the remaining 5,120,000 stock options would increase the Company’s available cash by $5,101,110.

As at June 30, 2006 the Company had 1,500,000 warrants outstanding at an exercise price of $2.50 per share which, if exercised, would increase the Company’s available cash by $3,750,000.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the year ended June 30, 2006, the Company paid or accrued consulting fees in the amount of $127,504 (2005 - $111,223) and management fees in the amount of $264,000 (2005 - $264,000) to companies controlled by directors. During the year ended June 30, 2006, the Company paid or accrued administrative fees in the amount of $117,770 (2005 - $8,815) to officers and a company controlled by a director of the Company.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company is not contemplating any other transactions which have not already been disclosed. The Company continues to look at other property acquisitions and to seek joint venture partners on its remaining unoptioned properties on a regular basis.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

CORPORATE INFORMATION

JOHN M. LEASK, P.Eng	BRIAN D. EDGAR, B.A., Ll.B.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

GORDON P. LEASK, P.Eng.	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice President, Exploration	Vice President, Corporate Development
Reno, Nevada, USA	Vancouver, BC Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350, 1055 Dunsmuir St.	Davidson & Company
Vancouver, BC, Canada	Chartered Accountants
V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited Common shares	Vancouver, BC, Canada
Issued as at September 30, 2006: 59,384,872

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V